EXHIBIT 1
                                                                       ---------

FOR IMMEDIATE RELEASE                                              23 March 2005


                              WPP GROUP PLC ("WPP")

             KnowledgeBase Marketing acquires Fortelligent in the US

WPP announces that its operating company KnowledgeBase Marketing, part of the Wunderman group and a leading provider of direct marketing services, has acquired the business and assets of Fortelligent, a developer of advanced mathematical and statistical techniques that accurately predict consumer behavior.

Founded in 2001, Boston-based Fortelligent employs 17 people. The company provides its clients with a powerful analytical software platform, which is offered as a service. It automates the difficult steps in the modeling process and solves the chronic problems that often limit the accuracy of traditional predictive analytics focused on customer behavior.

Fortelligent reported revenues of $4.6 million for the year ended 31 December 2004 and had net assets of $1 million at closing.

The acquisition of Fortelligent continues WPP's strategy of expanding its networks in faster-growing functional areas.

For further information, please contact:

Feona McEwan, WPP       44-20 7408 2204
www.wpp.com
www.wunderman.com